

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Steve Rubakh
Chief Executive Officer
Integrated Ventures, Inc.
73 Buck Road, Suite 2
Huntingdon Valley, PA 19006

> **Re: Integrated Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2020**
> **File No. 333-249596**

Dear Mr. Rubakh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, please address in your response the fact that you will purchase common shares at a discount to the market price, the assignability of the note and purchase agreement, and the potential for a reduced conversion price and par value, all of which appear to mitigate Eagle's investment risk.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services